SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of APRIL 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXTRAORDINARY GENERAL MEETING OF RYANAIR HOLDINGS PLC HELD ON 19th APRIL 2012

RESULTS

Ryanair Holdings plc confirms that all of the resolutions considered and voted upon by shareholders at the Company's Extraordinary General Meeting held today, Thursday, 19th April 2012 were approved.  The full text of each resolution was included in the Notice of the Extraordinary General Meeting of the Company circulated to shareholders and is also available on the Company's website at www.ryanair.com.  Each of the Resolutions was passed by a show of hands and carried.  Results of proxy votes are set out in the following table.

	Votes For		Votes Against		Total Votes*	Votes Withheld *	Total (Inc. Withheld)
	Number	Percentage%	Number	Percentage%		Number	Number
Resolution 1	1,037,001,483	99.787	2,218,461	0.213	1,039,219,944	0	1,039,219,944
Resolution 2	1,039,186,922	99.998	18,322	0.002	1,039,205,244	14,700	1,039,219,944

* As "Votes Withheld" are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

Accordingly following the approval of the Resolutions, Ryanair has made application for the reclassification of its listing on the Official List of the United Kingdom Listing Authority from a premium listing to a standard listing. In line with the timetable previously published, it is expected that this change will be effective on 21 May, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19, APRIL, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary